++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information contained in this prospectus supplement is not complete and + +may be changed. This prospectus supplement and the accompanying prospectus + +are not an offer to sell these securities and are not soliciting an offer to +
+buy these securities in any jurisdiction where the offer or sale is not       +
+permitted                                                                     +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                                                      Pursuant to Rule 424(b)(5)
                                                     Registration Statement No.
                                                                       333-27141
                   Subject to Completion, Dated June 6, 2001

PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus Dated June 6, 2001)

                                      $

                           [LOGO OF IOS CAPITAL(SM)]

                                 % Notes due 20

                                 -------------

  IOS Capital, Inc. is offering $    of its   % Notes due 20 . We will pay
interest on the notes on June       and December       of each year, beginning
December  , 2001.

  The notes will be unsecured and rank equally with all of our other existing and future unsecured, senior indebtedness. The notes will only be issued in book-entry form in denominations of $1,000. The notes will not be redeemable prior to their scheduled maturity.

  Investing in the notes involves risks. See "Risk Factors" beginning on page S-7 of this prospectus supplement.

                                             Per Note                  Total
                                             --------                ---------
Public offering price...............              %                    $
Underwriting discount...............              %                    $
Proceeds, before expenses, to IOS
 CAPITAL............................              %                    $

  The public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from June , 2001.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  Lehman Brothers Inc. is offering the notes subject to various conditions. The notes will be delivered to investors on or about June , 2001 in book-entry form only through the facilities of The Depository Trust Company.

                                 -------------

                                LEHMAN BROTHERS

June  , 2001

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

Summary.................................................................... S-3
Risk Factors............................................................... S-7
Use of Proceeds............................................................ S-8
Capitalization............................................................. S-9
Description of Notes....................................................... S-10
Underwriting............................................................... S-13

                                  PROSPECTUS

About This Prospectus......................................................    3
Where You Can Find More Information........................................    3
Forward-Looking Statements.................................................    4
IOS........................................................................    5
Relationship with IKON Office Solutions, Inc...............................    5
Ratio of Earnings to Fixed Charges.........................................    7
Use of Proceeds............................................................    7
Description of Debt Securities.............................................    7
Plan of Distribution.......................................................   14
Legal Matters..............................................................   15
Experts....................................................................   15

                              ------------------

  This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering.

  IF THE DESCRIPTION OF THE OFFERING VARIES BETWEEN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, YOU SHOULD RELY ON THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT.

  You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell the notes, and seeking offers to buy the notes, only in jurisdictions where offers and sales are permitted. You should not assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement or the accompanying prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since that date. In this prospectus supplement and the accompanying prospectus, unless otherwise indicated, the "Company," "IOS," "we," "us" and "our" refer to IOS Capital, Inc. and its subsidiaries.

  Our principal executive offices are located at 1738 Bass Road, Macon, GA 31210 and our telephone number is (478) 471-2300.

                              ------------------

                                    SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference.

IOS Capital, Inc.

  IOS Capital, Inc., formerly known as IKON Capital, Inc., was formed in 1987 to provide lease financing to customers of IKON Office Solutions, Inc. ("IKON"). We are a wholly-owned subsidiary of IKON.

  We are engaged in the business of arranging lease financing exclusively for office equipment marketed by IKON's U.S. marketplaces. Our ability to offer lease financing on equipment leased by IKON more closely ties IKON to its customer base. During fiscal 2000, we arranged financing of 72% of new equipment sold by IKON's U.S. marketplaces. We and IKON intend to seek to increase this percentage in the future, as leasing enhances IKON's overall profit margin on equipment and is considered an important part of IKON's customer retention strategy.

IKON Office Solutions, Inc.

  IKON is a leading provider of products and services that help businesses communicate. IKON provides customers with total business solutions for every office, production and outsourcing need, including copiers and printers, color solutions, distributed printing, facilities management, imaging and legal outsourcing solutions. IKON also provides customers with network design and consulting, e-business development, telecommunications services and technology training.

  IKON operates approximately 800 locations in the United States, Canada, Mexico, the United Kingdom, France, Germany, Ireland and Denmark. IKON's locations in the United States, Canada and Mexico make IKON the largest independent distribution network of office equipment in North America.

  IKON distributes the products of numerous manufacturers including Canon, Ricoh, Hewlett-Packard and Oce. IKON also distributes products from Microsoft, IBM, Lotus, Compaq, Cisco and Citrix. Customers include large and small businesses, professional firms and government agencies.

  IKON's strategy is to be a leader in providing innovative solutions and services that enable its customers to communicate business information more effectively. IKON seeks to grow its revenues by increasing its market share, expanding market opportunities, and strengthening operating margins by improving productivity, increasing service revenues, and lowering fixed costs.

  IKON will continue to execute on the following key strategies designed to leverage IKON's strengths and position IOS and IKON for long-term success:

  . Developing its infrastructure;

  . Building organizational synergy and strength;

  . Leveraging expanded alliances; and

  . Opening new markets with a broader range of solutions.

                                  THE OFFERING

Issuer....................  IOS Capital, Inc.

Securities Offered........  $    aggregate principal amount of   % Notes due
                            20 .

Maturity Date.............  The notes will mature on June    , 20 .

Interest Rate.............    % per annum, accruing from June  , 2001.

Interest Payment Dates....  June   and December  , beginning December  , 2001.

Redemption................  The notes will not be redeemable prior to maturity and will not be entitled to the benefit of a sinking fund.

Ranking...................  The notes will rank equal to all of our other existing and future senior unsecured indebtedness.

Use of Proceeds...........  We anticipate that our net proceeds from the sale
                            of the notes will be approximately $    after
                            deducting the underwriting discount and estimated offering expenses. We expect to use the net proceeds for the financing of future leasing transactions with IOS customers, and for other general corporate purposes.

Covenants.................  The indenture limits our ability to, among other things, incur secured debt and engage in mergers, consolidations or similar transactions.

Governing Law.............  The indenture is, and the notes will be, governed by the laws of the State of New York.

                       RATIO OF EARNINGS TO FIXED CHARGES

                         Six Months Ended  Fiscal Year Ended September 30,
                         ---------------- --------------------------------------
                          March 31, 2001   2000    1999    1998    1997    1996
                         ---------------- ------  ------  ------  ------  ------
Ratio of Earnings to
 Fixed Charges..........       1.8           1.8     2.2     1.9     1.8     1.9

  For purposes of computing the ratio of earnings to fixed charges, earnings represent pretax income from continuing operations plus fixed charges (net of capitalized interest). Fixed charges represent interest (whether expensed or capitalized) and one-third (the proportion deemed representative of the interest factor) of rents from continuing operations.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

  The financial data below for the five fiscal years ended September 30, 2000, is derived from information contained in our audited consolidated financial statements. The financial data as of and for the six months ended March 31, 2001 and 2000 is derived from our unaudited consolidated financial statements. The results of operations for the six months ended March 31, 2001 may not be indicative of results to be expected for any future period. You should read this financial data in conjunction with our consolidated financial statements and accompanying notes, which we have incorporated by reference in the accompanying prospectus.

                            Six Months Ended
                                March 31,                    Fiscal Year Ended September 30,
                          ----------------------  ----------------------------------------------------------
                             2001        2000        2000        1999        1998        1997        1996
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                 (In thousands, except ratios)
                               (unaudited)
Summary of Operations:
Revenues:
 Lease finance income...  $  155,747  $  137,044  $  280,610  $  225,647  $  223,131  $  170,505  $  121,148
 Rental income..........      16,407      18,336      36,187      39,483      38,749      24,012      14,607
 Interest on IKON income
  tax deferrals(1)......         --        8,504      16,773      16,764      15,734      12,134       8,677
 Other income...........      12,060       9,720      24,854      17,076      11,653       7,638       6,692
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
                             184,214     173,604     358,424     298,970     289,267     214,289     151,124
Expenses:
 Interest...............      83,458      72,777     149,014     114,961     109,737      83,536      60,255
 Lease default, net of
  recovery income.......       6,582       8,383      20,333         --          --          --          --
 Depreciation...........      13,715      15,333      30,233      33,602      32,702      19,830      13,362
 General and
  administrative........      15,364      14,624      31,058      33,624      40,236      41,960      28,565
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
                             119,119     111,117     230,638     182,187     182,675     145,326     102,182
Gain on sale of lease
 receivables............         --           76          76      26,454       2,724       2,602       5,720
Income before income
 taxes..................      65,095      62,563     127,862     143,237     109,316      71,565      54,662
Provision for income
 taxes..................      26,038      25,025      48,446      54,910      46,194      28,984      23,150
Net income..............  $   39,057  $   37,538  $   79,416  $   88,327  $   63,122  $   42,581  $   31,512
Balance Sheet Data:
Investments in leases:
 Direct financing
  leases, net of lease
  default reserve(2)....  $3,182,837  $2,727,174  $2,899,456  $2,311,820  $2,003,625  $1,642,665  $1,143,114
 Less: Unearned income..    (513,945)   (431,500)   (458,606)   (374,269)   (343,211)   (286,769)   (203,459)
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
                           2,668,892   2,295,674   2,440,850   1,937,551   1,660,414   1,355,896     939,655
Funded leases, net......     227,140     367,775     367,389     465,188     592,827     485,658     313,250
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
                           2,896,032   2,663,449   2,808,239   2,402,739   2,253,241   1,841,554   1,252,905
Cash....................       3,154       1,947       3,998       1,335       2,621         --          --
Restricted cash.........     129,130      76,551      91,914      29,625         --          --          --
Accounts receivable.....      90,060      74,926     101,689      76,805      63,066      55,589      48,334
Due from IKON...........         --          --          --          --       52,060       4,463         --
Prepaid expenses and
 other assets...........       6,510       6,076       6,160      10,018      14,224      13,436      15,582
Leased equipment--
 operating rentals at
 cost, less accumulated
 depreciation(3)........      38,598      49,418      42,993      59,681      76,551      50,945      31,341
Property and equipment
 at cost, less
 accumulated
 depreciation(4)........       8,558       9,397       9,097      10,395      11,491      12,330       6,889
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Total assets...........  $3,172,042  $2,881,764  $3,064,090  $2,590,598  $2,473,254  $1,978,317  $1,355,051

                            Six Months Ended
                                March 31,                   Fiscal Year Ended September 30,
                          ---------------------- ------------------------------------------------------
                             2001        2000       2000       1999       1998       1997       1996
                          ----------  ---------- ---------- ---------- ---------- ---------- ----------
                                                 (In thousands, except ratios)
                               (unaudited)
Liabilities and
 Shareholder's Equity:
 Accounts payable and
  accrued expenses......  $   95,218  $   71,595 $   55,327 $   66,371 $   60,819 $   53,124 $   44,801
 Accrued interest.......      11,175      18,298     15,521     23,481     33,467     27,785     20,870
 Due to IKON............     312,592     108,908     22,834    112,649        --         --      24,330
 Notes payable to
  banks.................       7,685         --         --         --     100,000     25,000     58,000
 Medium term notes......     287,500     864,850    568,500  1,242,850  1,849,750  1,542,250    969,900
 Lease-backed notes.....   1,572,765   1,052,682  1,267,641    622,948        --         --         --
 Asset securitization
  conduit financing.....     308,000     250,000    582,795        --         --         --         --
 Deferred income taxes..     144,201     115,463    139,626    129,869     95,115     64,177     45,750
                          ----------  ---------- ---------- ---------- ---------- ---------- ----------
 Total liabilities......  $2,739,136  $2,481,796 $2,652,244 $2,198,168 $2,139,151 $1,712,336 $1,163,651
Shareholder's equity:
 Common stock--$.01 par
  value, 1,000 shares
  authorized, issued,
  and outstanding
 Contributed capital....  $  149,415  $  149,415 $  149,415 $  149,415 $  149,415 $  144,415 $  112,415
 Retained earnings......     301,488     250,553    262,431    243,015    184,688    121,566     78,985
 Accumulated other
  comprehensive loss....     (17,997)        --         --         --         --         --         --
                          ----------  ---------- ---------- ---------- ---------- ---------- ----------
 Total shareholder's
  equity................  $  432,906  $  399,968 $  411,846 $  392,430 $  334,103 $  265,981 $  191,400
                          ----------  ---------- ---------- ---------- ---------- ---------- ----------
 Total liabilities and
  shareholder's equity..  $3,172,042  $2,881,764 $3,064,090 $2,590,598 $2,473,254 $1,978,317 $1,355,051
Other Financial Data:
 EBITDA(5)..............  $  166,857    $149,093 $  291,933 $  276,824 $  237,898 $  160,176 $  120,269
 EBITDA/Fixed charge
  coverage(6)...........        1.99        1.92       1.92       2.28       2.06       1.79       1.89
 Total debt/EBITDA(7)...        7.46        7.63       8.36       7.15       7.98       9.76       8.75
 Total debt/book
  value(8)..............        5.75        5.69       5.93       5.04       5.68       5.88       5.50

--------
(1) The interest on the IKON income tax deferrals program was terminated effective October 1, 2000. See "Relationship with IKON Office Solutions, Inc.--Interest on Income Tax Deferrals" in the accompanying prospectus for additional information.
(2) Lease default reserve amounted to $58,576 at March 31, 2001 and $66,841 at March 31, 2000 and $62,266 at September 30, 2000. There was no lease default reserve recorded in 1999, 1998, 1997 and 1996, because the reserve was recorded by IKON.
(3) Accumulated depreciation amounted to $50,921 and $55,955 at March 31, 2001 and 2000, respectively, and $55,595, $51,055, $43,411, $33,598 and $17,624
    at September 30, 2000, 1999, 1998, 1997 and 1996, respectively.
(4) Accumulated depreciation amounted to $9,788 and $8,260 at March 31, 2001 and 2000, respectively, and $8,981, $7,384, $5,596, $3,771 and $2,536 at
    September 30, 2000, 1999, 1998, 1997 and 1996, respectively.
(5) EBITDA represents income before interest expense, income tax, depreciation, and amortization. We have reported EBITDA because we believe EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt. We believe EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon accounting methods or nonoperating factors such as historical cost. EBITDA is not a calculation based on generally accepted accounting principles and should not be considered an alternative to net income in measuring our performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash which are disclosed in our Consolidated Statements of Cash Flows. Investors should carefully consider the specific items included in our computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of our operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by us may not be comparable in all instances to EBITDA as reported by other companies. EBITDA amounts may not be fully available for management's discretionary use, due to certain requirements to conserve funds for capital expenditures, debt service and other commitments.
(6) Fixed charges represent interest (whether expensed or capitalized) and one-third (the proportion deemed representative of the interest factor) of rents from continuing operations.
(7) Total debt includes amounts due to (from) IKON, notes payable to banks, medium term notes, lease-backed notes and asset securitization conduit financing.
(8) Book value represents total shareholder's equity.

                                 RISK FACTORS

  An investment in the notes involves significant risks. You should carefully consider the following risk factors before you decide to buy the notes. You should also carefully read and consider all of the information we have included, or incorporated by reference, in this prospectus supplement and the accompanying prospectus before you decide to buy the notes.

Changes in interest rates may reduce our net income

  We incur debt to fund the origination of leases for IKON's customers. The interest rates charged on the debt are based on current market conditions and include variable measures of interest rates such as LIBOR. While we do not enter into swap agreements for trading purposes, we do enter into interest rate swap agreements to mitigate unfavorable variations in interest rates and to achieve fixed rates on variable rate debt. However, there is no certainty that the counterparties to the swap agreements that we enter into will satisfy the terms of the agreements.

Changes in our credit ratings may impact our business

  We act as servicer pursuant to the agreements through which our leases have been securitized, and receive substantial payments in return for acting as servicer. If our credit rating is downgraded to Ba2 by Moody's or to BB by Standard & Poor's, Ambac Assurance Corporation, the insurer of these lease securitizations, can designate a new servicer under these agreements, in which case we would no longer receive these payments. Additionally, we have revolving asset securitization conduit arrangements with various financial institutions. If our credit rating is downgraded to Bal by Moody's or to BB+ by Standard & Poor's, each of these financial institutions can decline to accept additional lease assets into their conduit arrangements and may remove us as servicer under their conduit arrangements.

Our success is dependent upon the success of our parent, IKON Office Solutions, Inc.

  IKON is responsible for the origination of substantially all of our leases, and IKON also provides us with administrative services. Our business, therefore, is substantially dependent on IKON. Factors which could have an adverse effect on IKON's ability to originate equipment leases include, but are not limited to:

  . Competition. IKON operates in a highly competitive environment. There are a number of companies worldwide with significant financial resources which compete with IKON to provide similar products and services, such as Xerox, Danka, Canon, Ricoh and Oce. Competition is based largely upon technology, performance, pricing, quality, reliability, distribution and customer service and support. The financial pressures faced by some of IKON's competitors may cause them to engage in uneconomic pricing practices. This may cause the prices that IKON is able to charge in the future for its products and services to be less than IKON has historically charged. IKON's future success is based in large part upon its ability to successfully compete in its current markets and expand into additional products and services segments.

  . Transition to digital. The analog segment of the office equipment market continues to decline as the office equipment industry transitions to digital technology. This transition represents a significant technological change in IKON's industry with ramifications that cannot be fully foreseen. Some of the digital products placed by IKON replace or compete with the analog products placed by IKON. If we do not adapt successfully to these changes, our results may suffer.

  . Vendor relationships. IKON's access to equipment, parts and supplies is dependent upon close relationships with its vendors and its ability to purchase products from these vendors on competitive terms. From time to time, IKON may seek to strengthen its relationship with one or more of its vendors. Any change in IKON's relationship with any one or more of its vendors could adversely affect IKON's relationships with its other vendors. Any deterioration in relationships with, or in the financial condition of, IKON's significant vendors, including Canon, Ricoh and Oce, could have an adverse impact on IKON's ability to originate new equipment leases as well as its ability to provide effective customer and technical support.

  . Failure to integrate operations. IKON's success is dependent on its ability to integrate acquired companies and their operations. IKON may not be successful in managing the integration of acquired companies and their operations.

Risks associated with the equipment leasing business

  The equipment leasing business is subject to a variety of risks, including technological and economic obsolescence and the creditworthiness of lessees and their ability to meet their rental payment obligations as they become due. While we investigate prospective lessees to ascertain whether they will be able to meet their obligations under proposed leases, the ability of our lessees to meet their lease obligations is subject to risks, such as general economic conditions, over which we have little influence or control. We do not expect future write-offs in excess of reserves, but circumstances beyond our control, such as an economic downturn, may cause such write-offs to occur. These write-offs would adversely impact our profitability and our ability to repay noteholders.

Because the notes will be unsecured, your claim will be junior to that of most of our consolidated debt

  The notes will not be secured by any of our assets. Consequently, if we become insolvent, you will not have a direct interest in any of our assets. Most of our debt is secured and the holders of our secured debt will have a priority claim to most of our assets in the case of our insolvency.

The notes will be solely our obligation and will not be an obligation of IKON

  The notes will be our obligation and will not be an obligation of IKON. Although IKON has agreed, pursuant to the 1996 Support Agreement between IKON and IOS, to provide us with the financial support necessary for us to meet the financial criteria set out in that agreement, there can be no assurance that IKON will adhere to the terms of that agreement. In addition, debtholders' rights under the 1996 Support Agreement are limited. Under the terms of the 1996 Support Agreement, our debtholders have the right to demand that we enforce our rights under that agreement. Our debtholders also have the right to proceed against IKON on our behalf for the purpose of enforcing our rights under the 1996 Support Agreement if we fail or refuse to take timely action to enforce our rights under that agreement following a demand by our debtholders for enforcement. However, the 1996 Support Agreement does not give our debtholders the right to make a claim against IKON for payment of our obligations. Consequently, if we default on the notes, you will not have any claim against IKON or IKON's assets.

                                USE OF PROCEEDS

  We anticipate our net proceeds from the sale of these notes will be
approximately $    after deducting the underwriting discount and estimated
offering expenses of $   . We expect to use the net proceeds for the financing
of future sales and leasing transactions with IKON customers, and for other general corporate purposes.

                                 CAPITALIZATION

  The following table sets forth our debt and capitalization as of March 31, 2001 and as adjusted to give effect to this offering. You should read this table in conjunction with our consolidated financial statements and accompanying notes which we have incorporated by reference in the accompanying prospectus. See "Where You Can Find More Information" in the accompanying prospectus.

                                                              As of March 31,
                                                                    2001
                                                             -------------------
                                                             Actual  As Adjusted
                                                             ------  -----------
                                                               (in millions)
Debt:
  Medium-term notes......................................... $  287    $
  Lease-backed notes........................................  1,573     1,573
  Asset securitization conduit financing....................    308       308
  Due to IKON...............................................    313       313
                                                             ------    ------
    Total debt..............................................  2,481
Shareholder's Equity:
  Contributed capital.......................................    149       149
  Retained earnings.........................................    302       302
  Accumulated other comprehensive loss......................    (18)      (18)
                                                             ------    ------
    Total shareholder's equity..............................    433       433
                                                             ------    ------
    Total debt and shareholder's equity..................... $2,914    $
                                                             ======    ======

                              DESCRIPTION OF NOTES

  This section summarizes the specific financial and legal terms of the notes that are more generally described under "Description of Debt Securities" in the accompanying prospectus. If anything described in this section is inconsistent with the terms described under "Description of Debt Securities" in the accompanying prospectus, the terms described here prevail.

General

  We will issue the notes in the aggregate principal amount of $    , subject
to reopening. The notes will mature on June , 20 . We will issue the notes only in book-entry form, in denominations of $1,000 and integral multiples of $1,000. The notes will bear interest at the annual rate shown on the cover of this prospectus supplement and will accrue interest from June , 2001 or from the most recent date to which interest has been paid or provided for. Interest
will be payable twice a year, on June       and December       , beginning
December  , 2001, to the person in whose name a note is registered at the close
of business on the       or       that precedes the date on which interest will
be paid.

  We may, without the consent of the holders of the notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the notes offered by this prospectus supplement. Any additional notes will, together with the notes offered by this prospectus supplement, constitute a single series of notes under the indenture.

Events of Default

  In addition to the Events of Default described in the section of the accompanying prospectus, entitled "Description of Debt Securities--Events of Default and Notice Thereof", we will be in default under the indenture with respect to the notes if any of the following events relating to IKON occurs and is continuing for a period of 60 days after written notice thereof is given to IOS by the trustee under the indenture or by the holders of an aggregate of at least 10% in principal amount of the notes.

  IOS will be in default if:

  . Liens and Encumbrances

     IKON or any of its consolidated subsidiaries creates or assumes any Secured Debt on any property, now owned or acquired after the date of this prospectus supplement, including the sale with recourse of receivables or any sale and leaseback of any fixed assets deemed to be a lien for money borrowed.

      However, this provision shall not apply to debt secured by:

      . liens existing on the date of this prospectus supplement on any property, provided that the amount secured by any such lien is not greater than the amount secured on the date of this prospectus supplement,

      . liens on any property existing at the time of an acquisition or created within a period of 120 days following the acquisition to secure or provide for the payment of any part of the purchase price for the acquisition,

      . liens securing debt of a consolidated subsidiary outstanding on the date IKON acquires the consolidated subsidiary,

      . liens for taxes, assessments, or governmental charges or statutory liens incurred in the ordinary course of business not yet due or being contested in good faith, provided that a reserve or other appropriate provision has been made therefor and no foreclosure or similar proceeding has been commenced,

      . liens created after the date of this prospectus supplement in connection with borrowing or pledges of receivables that, when added to all sales and discounting transactions contemplated under the heading "--Sale or Discount of Receivables and Sale-Leaseback Transactions", do not in the aggregate exceed 10% of IKON's consolidated net worth,

      . liens arising in connection with a securitization permitted under the heading "--Sale or Discount of Receivables and Sale-Leaseback Transactions",

      . liens incurred or deposits made in the ordinary course of business in connection with workmen's compensation, unemployment insurance and other types of social security, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, performance and return-of-money bonds and other similar obligations, or

      . liens, security interests and any other encumbrances on any of IKON's treasury shares;

   . Total Debt to Total Capitalization Ratio

      IKON permits the total debt of IKON and its consolidated subsidiaries to be greater than or equal to 60% of the sum of (1) the total debt of IKON and its consolidated subsidiaries, plus (2) the consolidated minority interest obligations shown on its consolidated balance sheet, plus (3) the consolidated net worth of IKON and its consolidated subsidiaries. For purposes of calculating such ratio, (a) Finance Leasing Subsidiaries shall be excluded from the definition of "Consolidated Subsidiaries" (b) any adjustments resulting from the application of SFAS 133 shall be excluded from shareholders' equity and (c) in calculating the Consolidated Net Worth of the Parent and its Consolidated Subsidiaries non-recurring charges subsequent to June 30, 2001 shall be added back;

   . Fixed Charges Coverage Ratio

      IKON permits, for any period of four consecutive fiscal quarters ending during the period set forth below, the fixed charges coverage ratio, not including interest expense of Finance Leasing Subsidiaries and non-recurring charges, to be less than the ratio set forth below opposite such period:

       Period                                                       Ratio
       ------                                                       -----
       June 30, 2001 to June 29, 2002.............................. 1.50 to 1.00
       June 30, 2002 to June 29, 2003.............................. 1.75 to 1.00
       June 30, 2003 and thereafter................................ 2.00 to 1.00

   . Subsidiary Debt

      any of IKON's consolidated subsidiaries, directly or indirectly, creates, assumes, or guarantees any debt in an aggregate amount outstanding (as to all IKON's subsidiaries) at any time in excess of 12.5% of IKON's consolidated net worth plus the amount of debt outstanding on the date of this prospectus supplement.

      However, this provision shall not apply to:

      . debt owed to IKON or to another subsidiary,

      . debt of a subsidiary outstanding on the date it is acquired by IKON,

      . debt with respect to property to be used by IKON or its subsidiaries, the interest on which is exempt from federal income tax pursuant to (S)103 of the Internal Revenue Code of 1986, as amended,

      . debt of any foreign subsidiary that is not guaranteed by IKON or any other subsidiary,

      . debt of finance leasing subsidiaries owed to IKON or any consolidated subsidiary,

      . debt of finance leasing subsidiaries owed to any other person or persons provided that such debt is not guaranteed by IKON or any consolidated subsidiary, or

      . debt represented by the notes or existing as of the date of this prospectus supplement;

   . Sale of Assets

      IKON or any of its consolidated subsidiaries sell, lease or transfer all or substantially all of their assets unless (i) immediately after giving effect thereto IKON is in compliance with the covenants and provisions of the indenture and (ii) the sale, lease or transfer does not have any materially adverse effect on IKON's financial condition;

   . Sale or Discount of Receivables and Sale-Leaseback Transactions

      IKON or any of its consolidated subsidiaries, other than its finance leasing subsidiaries, enter into any securitizations, or sell or discount receivables with recourse, or sell and lease back fixed assets, the aggregate amount of which, when added to any liens created in connection with borrowing or pledges of receivables, as described under the heading "--Liens and Encumbrances", exceed 10% of IKON's consolidated net worth;

   . Limitation on Dividends and Stock Acquisitions

      IKON:

      . declares or pays any dividends (other than dividends payable solely in common stock),

      . makes other distributions on any class of capital stock, or

      . acquires or permits any subsidiary to acquire shares of capital stock if, after giving effect thereto, the sum of all payments would exceed:

      . 75% of consolidated net income (or 100% of consolidated net loss) of IKON and its consolidated subsidiaries since March 31, 2001, plus

      . net cash proceeds derived from issues of stock since March 31, 2001, plus

      . the aggregate principal amount of debt subsequently converted into stock since March 31, 2001, plus

      . $50 million.

      However, notwithstanding the foregoing, IKON may:

      . pay dividends or make mandatory sinking funds payments on preferred stock, and

      . pay any dividend on common stock within 90 days after declaration if such payment would have been permitted at the date of declaration; or

   . Transactions with Affiliates

      IKON or any of its consolidated subsidiaries enter into any transaction with any affiliate (other than IKON or its consolidated subsidiaries), except in the ordinary course of business and upon fair and reasonable terms.

  IOS will enter into a supplemental indenture for the purpose of adding the events of default specified above to the events of default already set out in the indenture solely for the benefit of the holders of the series of notes described in this prospectus supplement.

Sinking Fund

  The notes will not be entitled the benefit of a sinking fund.

Defeasance and Covenant Defeasance

  In some circumstances, we may elect to discharge our obligations on the notes through defeasance or covenant defeasance. See "Description of Debt Securities--Defeasance" in the accompanying prospectus for more information about how we may do this.

Redemption

  The notes will not be redeemable by us prior to their scheduled maturity.

Book-Entry System

  One or more global securities deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC") will represent the notes. The global securities representing the notes will be registered in the name of a nominee of DTC. Except under the circumstances described in the accompanying prospectus under "Global Securities," we will not issue the notes in definitive form.

                                  UNDERWRITING

  Under the terms and subject to the conditions set forth in the underwriting agreement dated June , 2001, Lehman Brothers Inc. ("Lehman") has agreed to purchase the principal amount of the notes set forth on the cover page of this prospectus supplement.

  The underwriting agreement provides that Lehman's obligation to pay for and accept delivery of the notes is subject to certain terms and conditions. Lehman is obligated to take and pay for all the notes if any are taken.

  Lehman proposes initially to offer part of the notes to the public at the public offering price set forth on the cover page of this prospectus supplement and in part to certain dealers at a price that represents a concession not in
excess of   % of the principal amount of the notes. Lehman may allow, and such
dealers may reallow, a concession not in excess of   % of the principal amount
of the notes to certain other dealers. After the initial offering of the notes, the offering price and other selling terms may from time to time be varied by Lehman.

  We estimate that our total expenses of this offering, excluding the
underwriting discounts, will be approximately $   .

  We do not intend to apply for listing of the notes on a national securities exchange, but have been advised by Lehman that it presently intends to make a market in the notes, as permitted by applicable laws and regulations. Lehman is not obligated, however, to make a market in the notes and any such market making may be discontinued at Lehman's sole discretion. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the notes.

  In connection with the offering, the rules of the Securities and Exchange Commission permit Lehman to engage in certain transactions that stabilize the price of the notes. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the notes. If Lehman creates a short position in the notes in connection with the offering (that is, if it sells a larger principal amount of the notes than is set forth on the cover page of this prospectus supplement), Lehman may reduce that short position by purchasing notes in the open market.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might otherwise be in the absence of those purchases. Neither we nor Lehman can make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor Lehman make any representation that Lehman will in fact engage in these transactions, or that these transactions, once begun, will not be discontinued without notice.

  Lehman and its affiliates may engage in transactions with and perform services for us, including investment and/or commercial banking services. These transactions and services are carried out in the ordinary course of business.

  We have agreed to indemnify Lehman against certain liabilities, including liabilities under the Securities Act of 1933.

PROSPECTUS

                                $1,123,250,000

                           [LOGO of IOS CAPITAL(SM)]

                                Debt Securities

                               ----------------

  IOS Capital, Inc., formerly IKON Capital, Inc., will offer and sell from time to time up to $1,123,250,000 aggregate principal amount of debt securities. We will provide specific terms of these debt securities in supplements to this prospectus. The terms of the debt securities will include the initial offering price, aggregate amount of the offering, listing on any securities exchange or quotation system, risk factors and the agents, dealers, or underwriters, if any, to be used in connection with the sale of these debt securities. You should read this prospectus and any supplement, together with any and all documents incorporated by reference herein and in any supplement, carefully before you invest.

  Investing in our debt securities involves risks. See "Risk Factors" in the accompanying prospectus supplement.

                               ----------------

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ----------------

                  The date of this Prospectus is June 6, 2001

                               TABLE OF CONTENTS

About This Prospectus.......................................................   3
Where You Can Find More Information.........................................   3
Forward-Looking Statements..................................................   4
IOS.........................................................................   5
Relationship with IKON Office Solutions, Inc................................   5
Ratio of Earnings to Fixed Charges..........................................   7
Use of Proceeds.............................................................   7
Description of Debt Securities..............................................   7
Plan of Distribution........................................................  14
Legal Matters...............................................................  15
Experts.....................................................................  15

                               ----------------

  You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell the debt securities, and seeking offers to buy the debt securities, only in jurisdictions where offers and sales are permitted. You should not assume that the information we have included in this prospectus is accurate as of any date other than the date of this prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since that date.

                             ABOUT THIS PROSPECTUS

  This prospectus relates to a registration statement that we filed with the Securities and Exchange Commission ("SEC") using a "shelf" registration process. Under the shelf registration process, we originally registered a total dollar amount of $2,017,750,000 of our debt securities. Prior to the date of this prospectus, we sold a total dollar amount of $894,500,000 of these debt securities in various transactions. Using this prospectus, we may sell the remaining debt securities registered under that shelf registration process in any combination and in one or more offerings up to a total dollar amount of $1,123,250,000. This prospectus provides you with a general description of the debt securities we may offer. Each time we sell debt securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement, together with any additional information described under the heading "Where You Can Find More Information."

  As used in this prospectus, "IOS," "we," "us" and "our" refer to IOS Capital, Inc., a company organized under the laws of the State of Delaware, and its subsidiaries.

                      WHERE YOU CAN FIND MORE INFORMATION

  We file annual, quarterly and current reports, and other information with the SEC pursuant to the requirements of the Securities Exchange Act of 1934. You may read and copy any materials that we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549. You may also inspect our filings at the regional offices of the SEC located in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. The address of the SEC's web site is provided for the information of prospective investors and not as an active link.

  The SEC allows us to "incorporate by reference" into this prospectus the information in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference, by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superceded. In other words, in all cases, if you are considering whether to rely on information contained in this prospectus or information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later. We incorporate by reference the documents listed below and any additional documents we file with the SEC in the future under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until our offering is completed:

  . Our Annual Report on Form 10-K for the year ended September 30, 2000.

  . Our Quarterly Report on Form 10-Q for the quarter ended December 31, 2000 and March 31, 2001.

  . Our Current Reports on Form 8-K filed on October 26, 2000, November 13,
    2000, February 1, 2001, May 3, 2001 and May 9, 2001.

  You may request a copy of these filings, at no cost, by writing to or telephoning the following address: Investor Relations Department, IOS Capital, Inc., 70 Valley Stream Parkway, Malvern, Pennsylvania 19355; telephone: (610) 296-8000.

                           FORWARD-LOOKING STATEMENTS

  This prospectus, any applicable prospectus supplement and the documents incorporated by reference into this prospectus and any applicable prospectus supplement may contain forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. You can find these statements by looking for words such as "believes," "expects"' "anticipates," "intends," "plans," "may," "will," and "potential" or similar expressions. These forward-looking statements are subject to risks, uncertainties and assumptions about us. Some of the factors that may cause actual results to differ materially from those contemplated by the forward-looking statements include, but are not limited to:

  . risks and uncertainties relating to conducting operations in a competitive environment and a changing industry;

  . our ability to access capital and our debt service requirements
    (including sensitivity to fluctuation in interest rates);

  . general economic conditions;

  . our ability to recoup the full amount due on the leases that we enter into (such as lessee defaults or factors impeding recovery efforts); and

  . IKON's business results.

  Other factors that could cause actual results to differ materially from those anticipated are discussed in our periodic filings with the SEC.

  When considering these forward-looking statements, you should keep in mind the risk factors discussed in any prospectus supplement and in the documents we have incorporated by reference.

                                      IOS

  IOS Capital, Inc., formerly known as IKON Capital, Inc., was formed in 1987. We are engaged in the business of arranging lease financing exclusively for office equipment marketed by IKON's U.S. marketplaces. We are a Delaware corporation. Our principal executive offices are located at 1738 Bass Road, Macon, Georgia 31210 and our telephone number is: (478) 471-2300.

                 RELATIONSHIP WITH IKON OFFICE SOLUTIONS, INC.

  As a captive finance subsidiary of IKON, we derive our customer base from the business sourced by IKON locations throughout the United States. There are several agreements and programs between us and IKON, which are described below.

The 1996 Support Agreement

  IOS and IKON are parties to an agreement (the "1996 Support Agreement") dated October 22, 1996, which requires IKON to maintain 100% direct or indirect ownership of us unless: (i) all of our outstanding debt has been repaid, or
(ii) approval of two-thirds of our debtholders (not including IKON, IOS or affiliates of IKON or IOS) for all amounts outstanding covered by this Support Agreement is obtained. The 1996 Support Agreement also provides that IKON will make payments to us as necessary to permit us (i) to maintain a pre-tax interest coverage ratio (income before interest expense and taxes divided by interest expense) of at least 1.25, (ii) to maintain a tangible net worth of at least $1.00 and (iii) to maintain a debt to equity ratio not in excess of 6 to
1. Our agreements with the holders of our debt securities and other lenders entered into after June 1, 1994, generally prohibit us from assigning, amending or terminating the 1996 Support Agreement unless either (i) all of our outstanding debt is repaid or (ii) the approval of at least two-thirds of the holders of our debt securities and lenders is obtained.

Cash Management Program

  We participate in IKON's domestic cash management program. Under this program, we have an account with IKON through which cash in excess of current operating requirements is temporarily placed on deposit. Similarly, amounts are periodically borrowed from IKON. Interest is paid (or charged) by IKON on these amounts. We were in a net average deposit position with IKON during each of fiscal 2000, 1999 and 1998 and earned interest income of approximately $2.3 million, $6.0 million and $5.3 million, respectively.

Management Fee

  Included in our general and administrative expenses are corporate overhead expenses charged by IKON of $1.5 million in fiscal year 2000 and $0.6 million in each of fiscal 1999 and 1998. These corporate charges represent our estimate of costs incurred by IKON on behalf of IOS. The increase in corporate charges in fiscal 2000 is due to the increase in legal, treasury, tax, and marketing support provided by IKON as a result of the increase in the Company's financing activity.

Federal Income Tax Allocation Agreement

  IKON and IOS are parties to a Federal Income Tax Allocation Agreement dated June 30, 1989, in which we consented to the filing of consolidated federal income tax returns with IKON. IKON agrees to collect from, or pay to, us our allocated share of any consolidated federal income tax liability or refund applicable to any period for which we are included in IKON's consolidated federal income tax return.

Interest on Income Tax Deferrals

  We provide substantial tax benefits to IKON through the use of the installment sales method on equipment financed through us. Taxes deferred by IKON due to this tax treatment totaled a cumulative amount of $493 million at the end of fiscal 2000. In each of fiscal 2000, 1999 and 1998, IKON paid us interest on the portion of these tax deferrals which arose from inter-company sales at a rate consistent with our weighted average outside borrowing rate of interest. As a result, we earned interest at an average rate of 6.7% in fiscal 2000 for a total of approximately $16.8 million, 6.6% in fiscal 1999 for a total of approximately $16.8 million and 6.5% in fiscal 1998 for a total of approximately $15.7 million. As of October 1, 2000, IKON ceased paying us interest on income tax deferrals.

Lease Bonus Program

  We sponsored a lease bonus subsidy program which provided incentives to IKON marketplaces when IKON customers leased equipment from us. The focus of the bonus subsidy program was to reimburse IKON for third party lease payoffs incurred when buying out the equipment leases of a competitor. During fiscal 1999 and 1998, bonus payments made to IKON marketplaces or IKON totaled $12.0 and $16.4 million, respectively. Effective October 1, 1999, IOS and IKON agreed to terminate this program.

Lease Defaults

  Prior to October 1, 1999, IOS and IKON followed an operating arrangement that required, in the event of default, the IKON marketplaces to repurchase the equipment at the net investment value of the lease on the default date. Default is defined as any receivable becoming 120 days past due or otherwise being reasonably declared uncollectible by us. At September 30, 1999 and 1998, all of our accounts receivable and direct financing leases, including residual values, were subject to these repurchase terms. In view of this arrangement, we made no provision for uncollectable receivables. Effective October 1, 1999, we began a shared recourse arrangement with the IKON marketplaces. This arrangement provides for net losses resulting from lease defaults to be shared equally between us and the IKON marketplaces. The lease default reserve is maintained by us and the provisions for lease default are shared between us and the IKON marketplaces. On October 1, 1999, lease default reserves of approximately $74 million and the related deferred tax liability of approximately $29 million were transferred to us from the IKON marketplaces. During fiscal 2000, a provision for lease defaults of approximately $58 million was recorded to increase the reserve. Of this provision, approximately $20 million was recorded as an expense on our books and approximately $38 million was recorded as an expense on the books of the IKON marketplaces. Lease write-offs of approximately $70 million were recorded to reduce the reserve. As a result of the above, the lease default reserve at September 30, 2000 was $62 million.

                       RATIO OF EARNINGS TO FIXED CHARGES

                         Six Months Ended  Fiscal Year Ended September 30,
                         ---------------- --------------------------------------
                          March 31, 2001   2000    1999    1998    1997    1996
                         ---------------- ------  ------  ------  ------  ------
Ratio of Earnings to
 Fixed Charges..........       1.8           1.8     2.2     1.9     1.8     1.9

  For purposes of computing the ratio of earnings to fixed charges, earnings represent pretax income from continuing operations plus fixed charges (net of capitalized interest). Fixed charges represent interest (whether expensed or capitalized) and one-third (the proportion deemed representative of the interest factor) of rents from continuing operations.

                                USE OF PROCEEDS

  We intend to use the net proceeds from the sale of the debt securities for the financing of future sales and leasing transactions with IKON customers, and for other general corporate purposes. We expect to incur additional indebtedness in connection with our financing operations. However, the amount, timing and precise nature of such indebtedness have not yet been determined and will depend upon the volume of our business, the availability of credit and general market conditions.

                         DESCRIPTION OF DEBT SECURITIES

  The following description sets forth the material terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which the general provisions described below may apply to the debt securities so offered will be described in the prospectus supplement relating to such debt securities.

  Offered debt securities (as defined below) are to be issued under an indenture, dated as of June 30, 1995, and a First Supplemental indenture, dated June 4, 1997, between IOS and The Chase Manhattan Bank (formerly Chemical Bank) as trustee. The statements under this caption relating to the debt securities and the indenture are summaries and do not purport to be complete. Such summaries make use of terms defined in the indenture and are qualified in their entirety by express reference to the indenture and the cited provisions thereof, a copy of which is filed as an exhibit to the registration statement to which this prospectus relates. We will enter into supplemental indentures as necessary to provide for the particular terms of a series of debt securities.

General

  Each prospectus supplement will describe the following terms relating to a series of debt securities:

  . the title of the debt securities;

  . any limit on the aggregate principal amount of the offered debt securities that may be issued;

  . whether any of the debt securities will be issuable in whole or in part in temporary or permanent global form or in the form of book-entry debt securities;

  . that maturity date(s) of the debt securities;

  . the annual interest rate(s) (which may be fixed or variable) or the method for determining the rate(s) and the date(s) interest will begin to accrue on the debt securities, the date(s) interest will be payable, and the regular record dates for interest payment dates or the method for determining the date(s);

  . the place(s) where payments with respect to the debt securities shall be payable;

  . the date, if any, after which, and the price(s) at which, the series of debt securities may, pursuant to any optional redemption provisions, be redeemed at our option, and other related terms and provisions;

  . if applicable, the terms and conditions upon which the debt securities may be repayable prior to final maturity at the option of the holder thereof (which option may be conditional);

  . the denominations in which the series of debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

  . any mandatory or optional sinking fund or similar provisions respecting the debt securities;

  . if applicable, the price at which, the periods within which, and the terms and conditions upon which we may, pursuant to any optional or mandatory redemption provisions, be redeem the debt securities;

  . the currency or currency units in which payment of the principal of, premium, if any, and interest on the debt securities shall be payable;

  . any index used to determine the amount of payments of the principal of, premium, if any, and interest on the debt securities and the manner in which such amounts shall be determined;


  . the person to whom any interest shall be payable, if other than the person in whose name the debt securities are registered on the regular record date for such interest;

  . the portion of the principal amount of the debt securities, if other than the principal amount thereof, payable upon acceleration and maturity thereof; and

  . any other terms (which terms shall not be inconsistent with the applicable indenture) of the debt securities.

  The applicable prospectus supplement will describe any special United States federal tax consequences and any other special considerations with respect to the debt securities.

Certain Restrictions

  1996 Support Agreement. The indenture provides that we will:

  . observe and perform in all material respects all covenants or agreements of IOS contained in the 1996 Support Agreement;

  . to the extent possible, cause IKON to observe and perform in all material respects all covenants or agreements of IKON contained in the 1996 Support Agreement; and

  . not waive compliance under, amend in any material respect or terminate the 1996 Support Agreement; provided, however, that the 1996 Support Agreement may be amended or terminated if either:

   (i) all the outstanding debt of IOS is repaid or

   (ii) the approval of holders of not less than 66 2/3% in principal amount of the Outstanding Securities of each series issued under the indenture is obtained.

  Restrictions on Liens and Encumbrances

  We will not create, assume or guarantee any Secured Debt without making effective provision for securing the debt securities (and, if we shall so determine, any other indebtedness of or guaranteed by IOS), equally and ratably with such Secured Debt.

  This covenant does not apply to debt secured by:

  . certain mortgages, pledges, liens, security interests or encumbrances in connection with the acquisition, construction or improvement of any fixed asset or other physical or real property by IOS,

  . mortgages, pledges, liens, security interests or encumbrances on property existing at the time of acquisition thereof, whether or not assumed by IOS,

  . mortgages, pledges, liens, security interests or encumbrances on property of a corporation existing at the time such corporation is merged into or consolidated with IOS or at the time of sale, lease or other disposition of the properties of a corporation or firm as an entirety or substantially as an entirety to IOS,

  . mortgages, including mortgages, pledges, liens, security interests or encumbrances, on property of IOS in favor of the United States of America, any state thereof, or any other country, or any agency, instrumentality or political subdivision thereof, to secure certain payments pursuant to any contract or statute or to secure certain payments pursuant to any contract or statute or to secure indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of construction or improvement of the property subject to such mortgages,

  . any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any mortgage, pledge, lien or encumbrance referred to above, inclusive, or

  . any mortgage, pledge, lien, security interest, or encumbrance securing indebtedness owing by IOS to one or more wholly owned Subsidiaries.

  Notwithstanding the above, IOS may, without securing the debt securities, create, assume or guarantee Secured Debt which would otherwise be subject to the foregoing restrictions, provided that, after giving effect thereto, the aggregate amount of all Secured Debt then outstanding (not including Secured Debt permitted under the foregoing exceptions) at such time does not exceed 5% of the Consolidated Net Tangible Assets.

  Consolidation, Merger or Sale

  We are generally permitted to consolidate or merge with another company or firm. We are also permitted to sell substantially all of our assets to another firm, or to buy substantially all of the assets of another firm. However, we may not take any of these actions unless all of the following conditions are met:

  . In the event we merge out of existence or sell our assets, the other firm may not be organized under a foreign country's laws (that is, it must be a corporation, partnership or trust organized under the laws of a State or the District of Columbia or under federal law) and it must agree to be legally responsible for the Securities.

  . It is possible that the merger, sale of assets or other transaction would cause some of our property to become subject to a mortgage or other legal mechanism giving lenders preferential rights in that property over other lenders or over our general creditors if we fail to pay them back. We have promised to limit these preferential rights on our property, called "Secured Debt", as discussed previously under "Certain Restrictions-- Restrictions on Liens and Encumbrances". If a merger or other transaction would create any Secured Debt on our property, we must comply with that Restrictive Covenant. We would do this either by deciding that the Secured Debt were permitted, or by following the requirements of the Restrictive Covenant to provide equivalent or higher-ranking security on the same property to you and the other direct Holders of the Securities.

Events of Default and Notice Thereof

  The following are events of default under the indenture with respect to debt securities of any series:

  . failure to pay principal of or premium, if any, on any debt securities of that series when due;

  . failure to pay any interest on any debt securities of that series when due, continued for 30 days;

  . failure to deposit any sinking fund payment, when due, in respect of any debt securities of that series;

  . default in the performance, or breach, of any term or provision of the covenant described under "Certain Restrictions--1996 Support Agreement";

  . our failure to perform any other covenant in the indenture (other than a covenant included in the indenture solely for the benefit of a series of debt securities other than that series), continued for 60 days after written notice given to IOS by the trustee or the holders of at least 10% in the principal amount of the debt securities outstanding and affected thereby;

  . default in payment of principal in excess of $15,000,000 or acceleration of any indebtedness for money borrowed in excess of $15,000,000 by IOS (including a default with respect to debt securities of any series other than that series), if such indebtedness has not been discharged or become no longer due and payable or such acceleration has not been rescinded or annulled, within 10 days after written notice given to IOS by the trustee or the holders of at least 10% in principal amount of the outstanding debt securities of such series;

  . certain events in bankruptcy, insolvency or reorganization of IOS;

  . certain events in bankruptcy, insolvency or reorganization of IKON or one of its subsidiaries if such event affects any significant part of the assets of IOS or any of its subsidiaries; and

  . any other event of default provided with respect to debt securities of such series.

  If an event of default with respect to debt securities of any series at the time outstanding shall occur and be continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the principal amount (or, if the debt securities of that series are Original Issue Discount Securities (as defined in the indenture), such portion of the principal amount as may be specified in the terms of that series) of all debt securities to be due and payable immediately; provided, however, that under certain circumstances the holders of a majority in aggregate principal amount or outstanding debt securities of that series may rescind and annul such declaration and its consequences.

  Reference is made to the applicable prospectus supplement relating to any series of debt securities which are Original Issue Discount Securities for the particular provisions relating to the principal amount of such Original Issue Discount Securities due upon acceleration upon the occurrence of an event of default and the continuation thereof.

  The indenture provides that the trustee, within 90 days after the occurrence of a default with respect to any series of debt securities, shall give to the holders of debt securities of that series notice of all uncured defaults known to it (the term default to mean the events specified above without grace periods), provided that, except in the case of default in the payment of principal of (or premium, if any) or interest, if any, on any debt securities, the trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of debt securities.

  We will be required to furnish to the trustee an annual statement by certain officers of IOS to the effect that to the best of their knowledge we are not in default in the fulfillment of any of our obligations under the indenture or, if there has been a default in the fulfillment of any such obligation, specifying each such default.

  The holders of a majority in principal amount of the outstanding debt securities of any series affected will have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, exercising any trust or power conferred on the trustee with respect to the debt securities of such series, and to waive certain defaults.

  Under the indenture, record dates may be set for acts of the holders with respect to events of default, declaring an acceleration, or rescission and annulment thereof, the direction of the time, method and place of conducting any proceeding for any remedy available to the trustee, exercising any trust or power conferred on the trustee, or waiving any default.

  The indenture provides that in determining whether the holders of the requisite principal amount of the outstanding debt Securities have given any request, demand, authorization, direction, notice, consent or waiver thereunder

  . the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the maturity thereof, and

  . the principal amount of a debt security or debt securities denominated in a foreign currency or a composite currency shall be the U.S. dollar equivalent, determined on the basis of the rate of exchange on the business day immediately preceding the date of original issuance of such debt securities by IOS in good faith, of the principal amount of such debt securities (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent, determined based on the rate of exchange prevailing on the business day immediately preceding the date of original issuance of such debt securities, of the amount determined as provided above).

  The indenture provides that in case an event of default shall occur and be continuing, the trustee shall exercise such of its rights and powers under the indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of debt securities unless it is offered reasonable security or indemnity against the costs, expenses and liabilities that it might incur.

  The covenants contained in the indenture and the debt securities would not necessarily afford Holders of the debt securities protection in the event of a highly leveraged or other transaction involving IOS that may adversely affect Holders.

Modification of The Indenture

  IOS and the trustee may modify the indenture with the consent of the holders of not less than 66 2/3% in aggregate principal amount of each series of Outstanding Securities issued under the indenture which are affected by the modification or amendment. However, consent of each holder of such Outstanding Securities affected is required for modifications which:

  . change the stated maturity date of the principal of (or premium, if any) or any installment of interest, if any, on any such Securities;

  . reduce the principal amount of (or premium, if any) or the interest, if any, on any such Securities or the principal amount due upon acceleration of an Original Issue Discount Security;

  . change the place or currency of payment of principal of (or premium, if any) or interest, if any, on any such Securities;

  . impair the right to institute suit for the enforcement of any such payment on or with respect to any such Securities;

  . reduce the above-stated percentage of holders of Securities necessary to modify or amend the indenture; or

  . modify the foregoing requirements or reduce the percentage of Outstanding
    Securities necessary to waive compliance with certain provisions of the indenture or for waiver of certain defaults. A record date may be set for any Act of the holders with respect to consenting to any amendment.

Defeasance and Covenant Defeasance

  We may elect either:

  (a) to defease and be discharged from any and all obligations with respect to the debt securities; or

  (b) to be released from our obligations described above under "Certain Restrictions" and below under "Events of Default" with respect to the debt securities, only:

    (1) upon the deposit with The Chase Manhattan Bank, in trust, of money and/or U.S. Government Obligations, which through the payment of interest and principal of the U.S. Government Obligations in accordance with their terms will provide money in an amount sufficient to pay any installment of principal and premium, if any and interest on the debt securities on the stated maturity of the payments in accordance with the terms of the indenture and the debt securities;

    (2) upon delivery to The Chase Manhattan Bank of an opinion of counsel to the effect that the deposit and related defeasance or release will not cause the holders of the debt securities to recognize income, gain or loss for federal income tax purposes;

    (3) at the time of defeasance or release no Event of Default will have happened or be continuing or with respect to any such event specified in Section 501(7) or (8) of the indenture at any time and to the 90th day after the date of such defeasance or release; and

    (4) certain other conditions are satisfied.

Book-Entry, Delivery and Form

  Unless otherwise stated in any prospectus supplement:

  The Depository Trust Company, New York, New York ("DTC") will act as depositary. The debt securities of a series will be represented by one or more global debt securities that will be deposited with, or on behalf of, DTC and registered in the name of DTC's nominee.

  When the global debt securities are issued, DTC or its nominee will credit the accounts of persons holding interests in the global debt securities with the respective principal or face amounts of the book-entry debt securities, represented by the global debt securities. Ownership of beneficial interests in the global debt securities will be limited to participants and to persons that may hold interests through institutions, known as "participants," that have accounts with DTC. Ownership of beneficial interests by participants in the global debt securities will be shown on, and the transfer of that owners interest will be effected only through, records maintained by DTC or its nominee for the global debt securities. Ownership of beneficial interests in the global debt securities by persons that hold through a participant will be shown on and the transfer of that ownership interest within that participant will be effected only through, records maintained by that participant.

  The total amount of any principal and interest due on any global debt security on any interest payment date or at maturity will be made available to the trustee on that date. As soon as possible after that date, the trustee will make the payments to DTC. Neither we, the trustee, the paying agent, our agent nor the trustee's agent will have any responsibility or liability for any aspect of DTC's records relating to or payments made on account of beneficial ownership interests in the global debt securities or for maintaining, supervising or reviewing any of DTC's records relating to the beneficial ownership interests.

  DTC has advised us that, upon receipt of any payment of principal or of interest on the global debt securities, DTC will immediately credit, through its book-entry registration and transfer system, the accounts of participants with payments in amount proportionate to their respective beneficial interests in the principal amount of the global debt securities as shown on DTC's records. Payments by participants to owners of beneficial interests in the global debt securities held through these participants will be governed by standing instructions and customary practices, as is now the case with debt securities held for customer accounts registered in "street name," and will be the sole responsibility of these participants.

  The global debt securities will be exchangeable for definitive debt securities in registered form, bearing interest at the same rate, having the same date of issuance, maturity and other terms and of differing nominations aggregating a like amount, only if:

  . DTC notifies us that it is unwilling or unable to continue as depositary for the global debt securities or if at any time DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934; or

  . we in our sole discretion determine that the global debt securities will be exchangeable for definitive debt securities in registered form.

  If issued, the definitive debt securities will be registered in the names of the owners of the beneficial interests in the global debt securities as provided by DTC's relevant participants as identified by DTC. Except as described in this paragraph, the global debt securities will not be exchangeable, except for global debt securities of like denominations to be registered in the name of DTC or its nominee.

  So long as DTC or its nominee is the registered owner of the global debt securities, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the global debt securities for the purposes of receiving payment on the debt securities, receiving notices and for all other purposes under the indenture and the debt securities. Except as provided above, owners of beneficial interests in the global debt securities will not be entitled to receive physical delivery of debt securities in definitive form and will not be considered the holders of debt securities for any purpose under the indenture.

  Accordingly, each person owning a beneficial interest in the global debt securities must rely on DTC's procedures and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the indenture. The laws of some jurisdictions require that some types of purchasers of debt securities take physical delivery of the debt securities in definitive form. The limits and laws described in this paragraph may impair the ability to transfer beneficial interests in the global debt securities.

  We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a global debt securities desires to give or take any action which a holder is entitled to give or take under the indenture, DTC will authorize the participants holding the relevant beneficial interests to give or take that action and the participants will authorize beneficial owners owning through these participants to give or take that action or will otherwise act upon the instructions of beneficial owners owning through them.

  DTC has advised us that it is:

  . a limited-purpose trust company under the New York Banking Law;

  . a "banking organization" within the meaning of the New York Banking Law;

  . a member of the Federal Reserve System;

  . a "clearing corporation" within the meaning of the New York Uniform
    Commercial Code; and

  . a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

  DTC was created to hold securities of its participating organizations ("participants") and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by DTC only through participants.

The Trustee and the Paying Agent

  The indenture contains certain limitations on the right of the trustee, as a creditor of IOS, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. In addition, the trustee may be deemed to have a conflicting interest and may be required to resign as trustee if at the time of a default under the indenture it is a creditor of IOS.

  The Chase Manhattan Bank, the trustee under the indenture, maintains a banking relationship with IOS and IKON.

  Unless otherwise stated in the applicable prospectus supplement, The Chase Manhattan Bank will act as paying agent for the debt securities.

Certain Definitions

  As used in this prospectus:

  The term "Secured Debt" means indebtedness for money borrowed which is secured by a mortgage, pledge, lien, security interest or encumbrance on any property of any character of IOS.

  The term "Consolidated Net Tangible Assets" means as of any particular time the aggregate amount of assets after deducting therefrom (a) all current liabilities (excluding any such liability that by its terms is extendable or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed) and (b) all goodwill, excess of cost over assets acquired, patents, copyrights, trademarks, trade names, unamortized debt discount and expense and other like intangibles, all as shown in the most recent consolidated financial statements of IOS and its Subsidiaries prepared in accordance with generally accepted accounting principles.

  The term "Subsidiary" with respect to any Person means, a corporation of which more than 50% of the outstanding stock having ordinary voting power to elect directors is owned directly or indirectly, by such Person or by one or more other corporations more than 50% of such stock of which is similarly owned or controlled.

  The term "Holder" means a Person whose name a Security is registered in the Security Register.

  The term "Person" means any individual, corporation, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

  The term "Security" means unsecured debentures, notes or other evidences of indebtedness of IOS.

  The term "Outstanding", when used with respect to Securities, means, as of the date of determination, all Securities theretofore authenticated and delivered under the indenture except in certain circumstances provided for in the indenture.

                              PLAN OF DISTRIBUTION

  We may sell debt securities to or through one or more underwriters or dealers and also may sell debt securities to other investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the debt securities will be named in the Prospectus Supplement. The underwriters or agents may include one or more of Lehman Brothers Inc., Chase Securities Inc., Goldman, Sachs & Co., Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated or a group of underwriters represented by one or more of such firms or may be one or more other firms.

  Underwriters or agents may offer and sell the debt securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. In connection with the sale of the debt securities, underwriters or agents may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the debt securities for whom they may act as agent. Underwriters or agents may sell the debt securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent.

  We do not expect to list the debt securities. The debt securities when first issued will have no established trading market. Any underwriters or agents to or through whom debt securities are sold by us for public offering and sale may make a market in such debt securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any debt securities.

  Any underwriters or agents participating in the distribution of the debt securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the debt securities may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933. Underwriters or agents may be entitled, under agreements entered into with us, to indemnification against or contribution toward certain civil liabilities under the Securities Act of 1933.

  During and after an offering, underwriters may purchase and sell the debt securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the debt securities, and syndicate short positions involve the sale by the underwriters of a greater number of debt securities than they are required to purchase from IOS in the offering. Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the debt securities sold in the offering for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the debt securities, which may be higher than the price that might otherwise prevail in the open market.

  Certain of the underwriters or agents and their associates may be customers of, engage in transactions with and perform services for us in the ordinary course of business.

                                 LEGAL MATTERS

  Unless otherwise indicated in the applicable prospectus supplement, the validity of the debt securities will be passed upon for us by Don Liu, General Counsel of IKON, and for any underwriters or agents by Sullivan & Cromwell, 125 Broad Street, New York, New York 10004. As of May 7, 2001, Mr. Liu beneficially owned 264,880 shares of Common Stock of IKON, including 200,000 shares over which he has the right to acquire beneficial ownership through the exercise of stock options granted under IKON'S stock option plans. Sullivan & Cromwell from time to time performs legal services for IKON.

                                    EXPERTS

  The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended September 30, 2000, have been incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

  The consolidated financial statements of IOS Capital, Inc. at September 30, 1999, and for each of the two years in the period ended September 30, 1999, incorporated herein by reference to the Annual Report on Form 10-K for the year ended September 30, 2000, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                     $


                           [LOGO of IOS CAPITAL(SM)]

                                  % Notes due 20


                          --------------------------

                             Prospectus Supplement
                               Dated June  , 2001

                          --------------------------


                                LEHMAN BROTHERS
                        [Lehman Brothers Backgroup Map]